[SHIP]
                            [THE VANGUARD GROUP LOGO]

                           VANGUARD(R)U.S. GROWTH FUND
              SUPPLEMENT TO THE PROSPECTUS DATED DECEMBER 19, 2003

VANGUARD  U.S.  GROWTH  FUND  ADDS  A  SECOND   INVESTMENT   ADVISOR
Effective immediately, William Blair & Company, L.L.C. (William Blair & Company) will manage about 25%-30% of Vanguard U.S. Growth Fund's assets. William Blair & Company and the Fund's continuing investment advisor, Alliance Capital Management L.P. (Alliance), each will independently select and maintain a portfolio of common stocks for the Fund. In addition, similar to other Vanguard funds that have adopted a multimanager structure, The Vanguard Group, Inc. (Vanguard) will invest a small percentage of the Fund's assets (currently about 3%) to facilitate cash flows to and from the other advisors. Vanguard typically will invest its portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds. The Fund's board of trustees designates the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.

INVESTMENT OBJECTIVE
The Fund's investment objective will not change.

FEES AND EXPENSES
The transition to a multimanager structure is not expected to have any measurable impact on the Fund's expense ratio, which, annualized, was 0.54% for Investor Shares (0.32% for Admiral Shares) as of February 29, 2004.

PROSPECTUS TEXT CHANGES
In the indicated sections of the prospectus, the following text changes are made:

In the "Fund Profile: Primary Investment Strategies" section, the following text is added to the end of the paragraph:

The Fund employs multiple investment advisors.

In the "Fund Profile" section, under the "Additional Information" heading, the following text changes are made:

                                                                    (continued)

Replace the heading "Investment Advisor" with "Investment Advisors" and add the following text:

o    William Blair & Company, L.L.C., Chicago, Ill., since April 2004
o    The Vanguard Group, Valley Forge, Pa., since April 2004

In the "More on the Fund: Market Exposure" section, the following text replaces the last sentence of the first paragraph:

The Fund generally focuses on companies with market values of $10 billion or more, values that are considered to be large-cap by the Fund's investment advisors.

In the "More on the Fund: Security Selection" section, the following text replaces the first paragraph:

The Fund employs multiple investment advisors, each of which is responsible for managing a portion of the Fund's assets. Each advisor independently chooses and maintains a portfolio of common stock for the Fund. Each advisor employs active investment management methods, which means that securities are bought and sold based on the advisors' evaluations of companies and their financial prospects, as well as on the advisor's assessment of the stock market and the economy in general. Each advisor will sell a security when it is no longer considered as attractive as an alternative investment.

While each advisor uses different processes to select securities, under normal circumstances, the Fund will invest at least 80% of its assets in securities issued by U.S. companies.

Alliance Capital Management L.P. (Alliance), advisor to the Fund, invests mainly in stocks of large-capitalization U.S. companies considered to have above-average earnings growth potential and reasonable stock prices compared with expected earnings. Alliance's internal research staff ranks hundreds of companies based on fundamental measures such as earnings growth and relative value. Using a disciplined process, the investment managers make their selections from these categories, focusing on companies that they believe are well managed, show above-average earnings growth potential, and have reasonable valuations.

In managing its portion of the Fund's assets--currently about 25%-30%-- William Blair & Company, L.L.C. (William Blair & Company) uses an investment process that relies on thorough, in-depth fundamental analysis. William Blair & Company invests in companies that it believes are high quality and have sustainable, above-average growth. In selecting stocks, the advisor considers some or all of the following criteria: leadership position within the markets served, quality of the products or services provided, marketing capability, return on equity, accounting polices/financial transparency, and quality/depth of the management team.

The Vanguard Group (Vanguard) manages a small portion (currently about 3%) of the Fund's assets to facilitate cash flows to and from the other advisors. Vanguard typically invests its portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds. For more details, see OTHER INVESTMENT POLICIES AND RISKS.

In the "More on the Fund: Other Investment Policies and Risks" section, the following replaces the text after the first two paragraphs:

The Fund may invest, to a limited extent, in stock futures and options contracts, which are types of derivatives. Generally speaking, a derivative is a financial contract whose value is based on the value of a traditional security (such as a stock or bond), an asset (such as a commodity like gold), or a market index (such as the S&P 500 Index). The Fund will not use derivatives for speculation or for the purpose of leveraging (magnifying) investment returns.

Vanguard typically invests a small portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds (ETFs), including VIPER(R) Shares issued by Vanguard stock index funds. The advisor may purchase futures or ETFs when doing so will reduce the Fund's transaction costs or add value because the instruments are favorably priced. Vanguard receives no additional revenue from investing Fund assets in VIPER Shares of other Vanguard funds. Fund assets invested in VIPER Shares are excluded when allocating to the Fund its share of the costs of Vanguard operations.

Replace the heading "Investment Advisor" with "Investment Advisors" and amend the section as follows:

Add the following text immediately after the heading:

The Fund uses a multimanager approach to investing its assets. Each advisor independently manages its assigned portion of the Fund's assets, subject to the supervision and oversight of Vanguard and the board of trustees. The Fund's board of trustees designates the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.

Delete the last sentence of the paragraph about Alliance.

Add the following text immediately before the paragraph discussing the advisors' selection of broker-dealers:

William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606, is an independently owned, full-service investment management firm founded in 1935 and based in Chicago. It manages assets for mutual funds, public and private employee benefit plans, foundations, endowments, institutions, and separate accounts. As of December 31, 2003, William Blair & Company managed about $17.3 billion in assets. The Fund will pay William Blair & Company on a quarterly basis. The quarterly fee will be based on certain annual percentage rates applied to the average net assets of the Fund that are managed by the advisor over the period. In addition, the quarterly fee paid to the advisor may be increased or decreased based on the advisor's performance in comparison to a benchmark index. For these purposes, the cumulative total return of the advisor's portion of the Fund over a trailing 60-month period will be compared with the cumulative total return of the Russell 1000 Growth Index over the same period. Note that this performance fee structure will not be in full operation until May 31, 2009; before then, the advisory fees will be calculated using certain transition rules that are explained in the Statement of Additional Information.


                                                                  (over, please)

The Vanguard Group, P.O. Box 2600, Valley Forge, PA 19482, which began operations in 1975, serves as advisor through its Quantitative Equity Group. As of December 31, 2003, Vanguard's Quantitative Equity Group served as advisor for about $263 billion in assets. Vanguard provides services to the Fund on an at-costs basis. Please consult the Statement of Additional Information for a complete explanation of how advisory fees are calculated.

In the Plain Talk(R) titled "The Fund's Advisor," replace the heading with "The Fund's Advisors" and add the following text after the text about Alan Levi:

o JAMES L. BARBER, CFA, Principal and Portfolio Manager of William Blair & Company. He has worked in investment management since 1976 and has been with William Blair & Company since 1986. Education: B.S., M.S., and M.B.A., Stanford University.
o JOHN F. JOSTRAND, CFA, Principal and Portfolio Manager of William Blair & Company. He has worked in investment management since 1979 and has been with William Blair & Company since 1993. Education: B.A., University of Missouri; M.B.A., University of Michigan.
o NORBERT W. TRUDERUNG, CFA, Principal and Portfolio Manager of William Blair & Company. He has worked in investment management since 1975 and has been with William Blair & Company since 1986. Education: B.A., Baldwin-Wallace College.
o GEORGE U. SAUTER, Managing Director and Chief Investment Officer of Vanguard. He has worked in investment management since 1985 and has had primary responsibility for Vanguard's stock indexing and active quantitative investments and strategy since joining the company in 1987.
     Education: A.B., Dartmouth College; M.B.A., University of Chicago.







VIPER is a trademark of The Vanguard Group, Inc.



(C)2004 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                        PS23  042004

                                     [SHIP]
                            [THE VANGUARD GROUP LOGO]

                             VANGUARD(R) WORLD FUNDS
              SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION
                             DATED JANUARY 20, 2004

IMPORTANT CHANGE TO VANGUARD(R)U.S. GROWTH FUND

VANGUARD U.S. GROWTH FUND ADDS A SECOND INVESTMENT ADVISOR
Effective immediately, William Blair & Company, L.L.C. (William Blair & Company), will manage a portion of Vanguard U.S. Growth Fund's assets. William Blair & Company and the Fund's continuing investment advisor, Alliance Capital Management L.P. (Alliance), each will independently select and maintain a portfolio of common stocks for the Fund. In addition, similar to other Vanguard funds that have adopted a multimanager structure, The Vanguard Group, Inc. (Vanguard), will invest a small percentage of the Fund's assets (currently about 3%) to facilitate cash flows to and from the other advisors. Vanguard typically will invest its portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds. The Fund's board of trustees designates the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.

STATEMENT OF ADDITIONAL INFORMATION TEXT CHANGES
In the "Investment Advisory Services" section, the following text changes are made:

Add the following  text  immediately  after the heading  "Vanguard  U.S.  Growth
Fund":

The Fund employs a multimanager approach, using two primary investment advisors to manage the bulk of its assets and Vanguard's Quantitative Equity Group to manage investments that facilitate cash flows to and from the other advisors. All of the Fund's advisors discharge their responsibilities subject to the supervision and oversight of the trustees and officers of the Fund.

ALLIANCE CAPITAL MANAGEMENT L.P.

Add the following text after the segment regarding Alliance:

WILLIAM BLAIR & Company, L.L.C.
Vanguard U.S. Growth Fund entered into an investment advisory agreement with William Blair & Company, under which William Blair & Company manages the investment and reinvestment of the portion of the Fund's assets that the board of trustees assigns to William Blair & Company (the WB Portfolio). In this capacity, William Blair & Company continuously reviews, supervises, and administers the WB Portfolio. William Blair & Company will invest or reinvest such assets predominantly in U.S. stocks. Under this agreement, at the end of each of the Fund's fiscal quarters, the Fund pays William Blair & Company, an adjusted fee equal to a base fee plus (or minus) a performance-based adjustment. The base fee is calculated by applying a quarterly rate, based on the following annual percentage rates, to the WB Portfolio's average month-end net assets for the quarter, and dividing the result by four.

---------------------------------------------------------------------
NET ASSETS                                               ANNUAL RATE
---------------------------------------------------------------------
First $2 billion                                              0.145%
Over $2 billion                                               0.125%
---------------------------------------------------------------------

The base fee, as described above, will be increased or decreased by applying a performance fee adjustment based on the investment performance of the WB Portfolio relative to the investment performance of the Russell 1000 Growth Index (the Index). The performance adjustment for each fiscal quarter of the Fund will be calculated by multiplying the appropriate adjustment percentage (shown below) to the annual percentage rate applied to the average month-end net assets of the WB Portfolio over the previous 60 months, and dividing the result by four. The adjustment percentage for each fiscal quarter of the WB Portfolio shall be determined by applying the following performance adjustment schedule to the cumulative performance of the WB Portfolio relative to the Index over the trailing 60-month period applicable to such fiscal quarter.


-----------------------------------------------------------------------------------------------
CUMULATIVE 60-MONTH PERFORMANCE
OF THE WB PORTFOLIO VERSUS THE INDEX                                     ADJUSTMENT PERCENTAGE
-----------------------------------------------------------------------------------------------
Exceeds by more than +20%                                                                 +67%
Exceeds by more than 0% up to and including +20%            Linear increase between 0% to +67%
Trails by -20% up to and including 0%                       Linear decrease between -67% to 0%
Trails by more than -20%                                                                  -67%
-----------------------------------------------------------------------------------------------

The adjustment will not be fully incorporated into the determination of the adjusted fee until the fiscal quarter ended May 31, 2009. Until that date, the following transition rules will apply:

(a) APRIL 19, 2004, THROUGH FEBRUARY 28, 2005. The adjusted fee will be deemed to equal the base fee. No performance adjustment will apply to the calculation of the adjusted fee during this period.

(b) MARCH 1, 2005, THROUGH MAY 31, 2009. Beginning March 1, 2005, the performance adjustment will take effect on a progressive basis with regard to the number of months elapsed between May 31, 2004, and the end of the quarter for which the adjusted fee is being computed. During this period, the base fee for purposes of calculating the performance adjustment will be computed using the average month-end net assets of the WB Portfolio, as determined for a period commencing June 1, 2004, and ending as of the end of the applicable fiscal quarter of the Fund. During this period, the performance adjustment will be calculated using the cumulative performance of the WB Portfolio and the Index for a period commencing June 1, 2004, and ending as of the end of the applicable fiscal quarter of the Fund. For these purposes, the endpoints and the size of the range over which a positive or negative adjustment percentage applies and the corresponding maximum adjusted percentage will be multiplied by a time-elapsed fraction. The fraction will equal the number of months elapsed since May 31, 2004, divided by 60.

(c) ON AND AFTER MAY 31, 2009. The adjusted fee will be equal to the base fee plus the performance adjustment.

I. THE FOLLOWING SPECIAL RULES APPLY TO WILLIAM BLAIR & COMPANY'S COMPENSATION:

(a) WB PORTFOLIO UNIT VALUE. The "WB Portfolio Unit Value" shall be determined by dividing the total net assets of the WB Portfolio by a given number of units. The number of units in the WB Portfolio shall be equal to the total shares outstanding of the Fund on the effective date of the Investment Advisory Agreement (April 19, 2004)-- that is provided, however, that as assets are added to or withdrawn from the WB Portfolio, the number of units in the WB Portfolio shall be adjusted based on the unit value of the WB Portfolio on the day such changes are executed.

(b) WB PORTFOLIO PERFORMANCE. The investment performance of the WB Portfolio for any period, expressed as a percentage of the WB Portfolio Unit Value at the beginning of the period, will be the sum of: (i) the change in the WB Portfolio Unit Value during such period; (ii) the unit value of the Fund's cash distributions from the WB Portfolio's net investment income and realized net capital gains (whether short or long term) having an ex-dividend date occurring within the period; and (iii) the unit value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of such period by the WB Portfolio, expressed as a percentage of the WB Portfolio Unit Value at the beginning of such period. For this purpose, the value of distributions of realized capital gains per unit of the WB Portfolio, of dividends per unit of the WB Portfolio paid from investment income, and of capital gains taxes per unit of the WB Portfolio paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in units of the WB Portfolio at the unit value in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends, and taxes. For purposes of calculating investment performance, the WB Portfolio Unit Value will be determined net of all fees and expenses of the Fund attributable to the WB Portfolio. Thus, the performance of the WB Portfolio will be net of all fees and expenses of the Fund attributable to the WB Portfolio when compared with the Index.

(c) INDEX PERFORMANCE. The investment record of the Index for any period, expressed as a percentage of the Index level at the beginning of such period, will be the sum of (i) the change in the level of the Index during such period and (ii) the value, computed consistently with the Index, of cash distributions having an ex-dividend date occurring within such period made by companies whose securities make up the Index. For this purpose, cash distributions on the securities that make up the Index will be treated as reinvested in the Index, at least as frequently as the end of each calendar quarter following the payment of the dividend. The calculation will be gross of applicable costs and expenses, and consistent with the methodology used by the Index provider.

(d) Performance Computations. The foregoing notwithstanding, any computation of the investment performance of the WB Portfolio and the investment record of the Index shall be in accordance with any then-applicable rules of the U.S. Securities and Exchange Commission.

II. THE FOLLOWING EXAMPLE SERVES AS A GUIDE FOR THE CALCULATION OF THE ADJUSTED FEE.

Assume the adjusted fee for the fiscal quarter ending May 31, 2009, is being calculated, the transition rules described above are not in effect, and the month-end net assets of the WB Portfolio over the rolling 60-month period applicable to such fiscal quarter are as follows:


-------------------------------------------------------------------------------------------------------------------------
                                     MONTH-END NET ASSETS OF WB PORTFOLIO ($ MILLION)
-------------------------------------------------------------------------------------------------------------------------
            JAN.     FEB.      MAR.     APRIL     MAY     JUNE      JULY     AUG.     SEPT.    OCT.     NOV.      DEC.
-------------------------------------------------------------------------------------------------------------------------
2004                                                     1,001    1,002     1,003    1,004    1,005    1,006    1,007
---------- -------- -------- --------- -------- -------- -------- --------- -------- -------- -------- -------- ---------
2005       1,008    1,009    1,010     1,011    1,012    1,013    1,014     1,015    1,016    1,017    1,018    1,019
---------- -------- -------- --------- -------- -------- -------- --------- -------- -------- -------- -------- ---------
2006       1,020    1,021    1,022     1,023    1,024    1,025    1,026     1,027    1,028    1,029    1,030    1,031
---------- -------- -------- --------- -------- -------- -------- --------- -------- -------- -------- -------- ---------
2007       1,032    1,033    1,034     1,035    1,036    1,037    1,038     1,039    1,040    1,041    1,042    1,043
---------- -------- -------- --------- -------- -------- -------- --------- -------- -------- -------- -------- ---------
2008       1,044    1,045    1,046     1,047    1,048    1,049    1,050     1,051    1,052    1,053    1,054    1,055
---------- -------- -------- --------- -------- -------- -------- --------- -------- -------- -------- -------- ---------
2009       1,056    1,057    1,058     1,059    1,060
-------------------------------------------------------------------------------------------------------------------------

Also, assume the cumulative performance of the WB Portfolio over the rolling 60-month period applicable to such fiscal quarter is 25.0%, and the cumulative performance of the Index over such period is 15.0%. Thus, the excess return of the WB Portfolio over the applicable period is 10.0%. The adjusted fee payable by the Fund to the advisor for the fiscal quarter ending May 31, 2009, would be $509,028.84, calculated as follows:

a. BASE FEE OF $383,887.50, CALCULATED AS FOLLOWS. The average month-end net assets of the WB Portfolio over the fiscal quarter ending May 31, 2009
($1,059,000,000), are multiplied by the annual percentage rate of (0.145%) and divided by four. Therefore, the base fee is equal to:

                             Base Fee = [(a x b)/4]

     Where:

     a = average month-end net assets over the fiscal quarter ending May 31, 2009, calculated as follows: ($1,058,000,000 + $1,059,000,000 +
          1,060,000,000)/3 = $1,059,000,000

     b    = annual  percentage  rate applied to average  month-end  net assets =
          0.145%

             Base Fee = [($1,059,000,000 x 0.145%)/4] = $383,887.50

b. PERFORMANCE ADJUSTMENT OF $125,141.34, CALCULATED AS FOLLOWS. The average month-end net assets of the WB Portfolio over the rolling 60-month period applicable to the fiscal quarter ending May 31, 2009, are $1,030,500,000. The excess return of the WB Portfolio (+25.0%) over the Index (+15.0%) over such period is 10.0%. An excess return of 10.0%, when applied to the performance adjustment Schedule, corresponds to an adjustment percentage of 33.5%, calculated as follows:

                       Adjustment Percentage = [(c/d) x e]

     Where:

     c    = excess return over the performance period = 10.0%
     d    = maximum excess return for appropriate performance range = 20.0%
     e = maximum adjustment percentage for appropriate performance range = 67%

              Adjustment Percentage = [(10.0%/20.0%) x 67%] = 33.5%
             Therefore, the Performance Adjustment = [(f x g) x h]/4

     Where:

     f    = adjustment percentage = 33.5%
     g = annual percentage rate applied to average month-end net assets = 0.145% h = average month-end net assets for the 60 months ended May 31, 2009 = $1,030,500,000

  Performance Adjustment = [(33.5% x 0.145%) x $1,030,500,000]/4 = $125,141.34

C. AN ADJUSTED FEE OF $509,028.84, CALCULATED AS FOLLOWS:

                              Adjusted Fee = i + j

     Where:

     i    = base fee = $383,887.50
     j    = performance adjustment = $125,141.34

             Adjusted Fee = $383,887.50 + $125,141.34 = $509,028.84

d. CERTAIN CONVENTIONS. In practice, calculations will be extended to the eighth decimal point. Performance differences between the WB Portfolio and the Index are treated in a symmetrical manner, as in the example.


III. THE FOLLOWING EXAMPLE SERVES AS A GUIDE FOR THE CALCULATION OF THE ADJUSTED FEE DURING THE TRANSITION PERIOD.

Assume that the advisor's compensation is being calculated for the fiscal quarter ending November 30, 2006, and that the month-end net assets of the WB Portfolio over the 30-month period applicable to such fiscal quarter are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                     MONTH-END NET ASSETS OF WB PORTFOLIO ($ MILLION)
-------------------------------------------------------------------------------------------------------------------------
            JAN.     FEB.      MAR.     APRIL     MAY     JUNE      JULY     AUG.     SEPT.    OCT.     NOV.      DEC.
-------------------------------------------------------------------------------------------------------------------------
2004                                                     1,001    1,002     1,003    1,004    1,005    1,006    1,007
---------- -------- -------- --------- -------- -------- -------- --------- -------- -------- -------- -------- ---------
2005       1,008    1,009    1,010     1,011    1,012    1,013    1,014     1,015    1,016    1,017    1,018    1,019
---------- -------- -------- --------- -------- -------- -------- --------- -------- -------- -------- -------- ---------
2006       1,020    1,021    1,022     1,023    1,024    1,025    1,026     1,027    1,028    1,029    1,030
-------------------------------------------------------------------------------------------------------------------------

Also, assume that the cumulative performance of the WB Portfolio over the 30-month period applicable to the November 30, 2006, fiscal quarter is 18.0%, and the cumulative performance of the Index over such period is 13.0%. Thus, the excess return of the WB Portfolio over the applicable period is 5.0%. The adjusted fee payable by the Fund to the advisor for the fiscal quarter ending November 30, 2006, would be $434,672.39, calculated as follows:

a. BASE FEE OF $373,012.50, CALCULATED AS FOLLOWS. The average month-end net assets of the WB Portfolio over the fiscal quarter ending November 30, 2006 ($1,029,000,000), are multiplied by the annual percentage rate (0.145%), and divided by four. Therefore, the base fee is equal to:

                             Base Fee = [(a x b)/4]

     Where:

     a = average month-end net assets over the fiscal quarter ending November 30, 2006, calculated as follows: ($1,028,000,000 + $1,029,000,000 +
          $1,030,000,000)/3 = $1,029,000,000
     b    = annual  percentage  rate  applied to average  month end net assets =
          0.145%

             Base Fee = [($1,029,000,000 x 0.145%)/4] = $373,012.50

b. PERFORMANCE ADJUSTMENT OF $61,659.89, CALCULATED AS FOLLOWS. The average month-end net assets of the WB Portfolio over the performance period (June 1, 2004, to November 30, 2006) are $1,015,500,000. The excess return of the WB Portfolio (+18.0%) over the Index (+13.0%) over such period is 5.0%. An excess return of 5.0%, when applied to the performance adjustment schedule, corresponds to an adjustment percentage of 16.75%, calculated as follows:

                       Adjustment Percentage = [(c/d) x k]

     Where:

     c = percentage amount by which the performance of the WB Portfolio has exceeded the Index = 5.0%
     d = maximum transition period excess return for appropriate performance range, determined as follows:

                                   [(e/f) x g]

     Where:

     e    = number of months  elapsed from May 31, 2004,  to November 30, 2006 =
          30
     f    = number of months in full rolling performance period = 60
     g    = maximum excess return for appropriate performance range = 20.0%
     d    = [(30/60) x 20.0%] = 10.0%

     Maximum Transition Period Adjustment Percentage = [(e/f) x h] = k

     Where:

     e    = number of months  elapsed from May 31, 2004,  to November 30, 2006 =
          30
     f    = number of months in full rolling performance period = 60
     h    = maximum adjustment percentage for the appropriate  performance range
          = 67%

     Maximum Adjustment Percentage for transition period = [(30 / 60) x 67%] = 33.5% = k

              Adjustment Percentage = [(c / d) x k] = l; therefore,
                      [(5.0% / 10.0%) x 33.5%] = 16.75% = l

        Therefore, the Performance Adjustment is equal to [(l x m) x n]/4

     Where:

     l    = adjustment percentage = 16.75%
     m    = annual  percentage  rate applied to average  month-end  net assets =
          0.145%
     n = average month-end net assets for the transition period ending November 30, 2006 = $1,015,500,000

  Performance Adjustment = [(16.75% x 0.145%) x $1,015,500,000]/4 = $61,659.89

c. AN ADJUSTED FEE OF $434,672.39, WHICH IS CALCULATED AS FOLLOWS:

                              Adjusted Fee = o + p
     Where:

     o    = base fee = $373,012.50
     p    = performance adjustment = $61,659.89

              Adjusted Fee = $373,012.50 + $61,659.89 = $434,672.39

d. CERTAIN CONVENTIONS. In practice, calculations will be extended to the eighth decimal point. Performance differences between the WB Portfolio and the Index are treated in a symmetrical manner, as in the example.

DESCRIPTION OF WILLIAM BLAIR & Company, L.L.C.
William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606, is an independently owned, full-service investment advisory firm founded in 1935. William Blair & Company is organized as a Delaware limited liability company.

Add the following text to the end of the section:

In addition to continuing the U.S. Growth Fund's current investment advisory agreement with Alliance Capital Management L.P., the board also determined that it would be in the best interest of the Fund's shareholders to adopt a multimanager structure and add William Blair & Company, L.L.C., as investment advisor. In considering whether to approve the advisory agreement with William Blair & Company:
     o The board reviewed William Blair & Company's short-term and long-term performance for similar investment mandates.
     o The board decided that the advisory fee to be paid by the Fund was reasonable, based on the average advisory fee for the Fund's Lipper peer group.
     o The board evaluated William Blair & Company's investment staff and portfolio management process.
     o The board concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund and its shareholders was to approve the agreement and hire William Blair & Company as part of the Fund's multimanager structure.












(C)2004 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                        BS23  042004